September 25, 2008
Kathleen Collins
Accounting Branch Manager
Securities and Exchange Commission
Washington D.C. 20549
Dear Kathleen,
The company is in receipt of your letter dated September 12, 2008 regarding your review of our response on August 22, 2008 related to your review of PCTEL’s Form 10-K for the fiscal year ended December 31, 2007 filed on March 21, 2008, Definitive Proxy Statement on Schedule 14A filed on April 28, 2008, and Forms 8-K filed on February 19, 2008 and April 24, 2008. You have requested our response by September 26, 2008 (10 business days).
We have a conference call scheduled with your office on Monday, September 29, 2008 to discuss the comments in the letter. We believe it would be beneficial to submit a formal response after the benefit of our discussion on the 29th. Therefore, we are requesting an extension to file the company’s response by close of business October 10, 2008 (10 more business days).
Regards,
/s/ John W. Schoen
John W. Schoen
Chief Financial Officer

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2001 / www.pctel.com
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